EXHIBIT D-12


                        American Transmission Company LLC

                            Docket No. ER00-3316-000

                FEDERAL ENERGY REGULATORY COMMISSION - COMMISSION

                               93 F.E.R.C. P61,267

          ORDER ACCEPTING IN PART AND REJECTING IN PART FILING OF OPEN
                           ACCESS TRANSMISSION TARIFF

                                December 14, 2000

PANEL: Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt Hebert, Jr.

OPINION:

     On July 31, 2000, pursuant to Section 205 of the Federal Power Act (FPA),1 American Transmission Company LLC (ATCO) submitted for filing an Open Access Transmission Tariff (OATT) and rates for open access transmission service. ATCO requests an effective date of January 1, 2001. The Commission will accept in part and reject in part, with modifications, without suspension or hearing, ATCO's proposal.


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1    16 U.S.C ss.824(d).


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Background

     ATCO was created pursuant to Wisconsin State law 2 (Act 9) as a single-purpose, for-profit, transmission company and will be formed predominantly from the transmission systems of Wisconsin investor-owned utilities (IOUs). If all regulatory approvals have been obtained, ATCO will begin operations on January 1, 2001. ATCO does not propose to qualify as a Regional Transmission Organization (RTO) pursuant to Order No. 2000.3 Instead, ATCO will join the Midwest Independent System Operator (Midwest ISO) and transfer operational control of the ATCO transmission assets to the Midwest ISO as soon as the Midwest ISO begins operations.

     ATCO states that six IOUs with service areas in the state of Wisconsin and adjacent areas of Michigan and Illinois will transfer ownership and operation of their transmission assets to ATCO in exchange for equity interests in ATCO.4 ATCO will own and operate the facilities transferred to it by these IOUs, and will plan, construct, operate, maintain, and expand its transmission facilities. The six IOUs are: Wisconsin Electric Power Company (WEPCO), Edison Sault


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2    Wis. Stat.ss.196.485.

3    Regional Transmission Organizations, Order No. 2000, 65 FR 809 (January
6, 2000), FERC Stats. & Regs. P31,089 (1999), order on reh'g, Order No. 2000-A, 65 FR 12,088 (March 8, 2000), FERC Stats. & Regs. P31,092 (2000), petitions for review pending sub nom, Public Utility District No. 1 of Snohomish County, Washington v. FERC, Nos. 00-1174, et al. (D.C. Cir.).

4    Transmission assets transferred to ATCO will be valued at their
"Contribution Value" which is generally defined as original cost less accumulated depreciation and adjusted for deferred taxes. Equity interest in ATCO will be determined based on the value of transmission assets or the amount of cash contributed.


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Electric Company (Edison Sault), Wisconsin Power & Light Company (WP&L), South
Beloit Water, Gas and Electric Company (South Beloit), Madison Gas and Electric Company (MG&E), and Wisconsin Public Service Corporation (WPS).5

     In addition, Wisconsin Public Power Inc. (WPPI), a Wisconsin municipal joint action agency that does not own any transmission facilities, will contribute cash in exchange for an equity interest in ATCO. Under Act 9, however, WPPI may only purchase an equity interest that is proportional to WPPI's firm load ratio share in Wisconsin in 1999.6

Notice

     Notice of ATCO's filing was published in the Federal Register on August 10, 2000, 65 Fed. Reg. 48,985 (2000), with comments, protests, and motions to intervene due on or before August 21, 2000.

     Timely, unopposed motions to intervene were filed by Duke Energy Trading & Marketing L.L.C.; WP&L and South Beloit, jointly; MidAmerican Energy Company;


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5 In Wisconsin Electric Power Company, 90 FERC P61,346 (2000) (WP&L); Wisconsin
Power & Light Company, 90 FERC P61,347 (2000); South Beloit Water, Gas and Electric Company, 92 FERC P62,266 (2000); Edison Sault Electric Company, 93 FERC P61,146 (2000); and Madison Gas & Electric Company and Wisconsin Public Service Corporation, 93 FERC P61,215 (2000), the Commission authorized the transfer of transmission facilities to ATCO.

6 WPPI provides bulk power energy requirements to its thirty members, all of which are municipalities engaged in retail electricity distribution, from generation resources owned by WPPI and through purchased power contracts.


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SEI Wisconsin, L.L.C.; Enron Power Marketing, Inc.; WEPCO; Wisconsin Paper
Council; Dairyland Power Cooperative (Dairyland); MG&E; Midwest ISO; Upper Peninsula Transmission Dependent Utilities Group (Upper Peninsula TDUs); Southern Minnesota Municipal Power Agency (SMMPA); WPS; Wisconsin Transmission Customer Group (Wisconsin Customer Group); WPPI; and Wisconsin Industrial Energy Group (WIEG). A timely notice of intervention was filed by the Public Service Commission of Wisconsin (Wisconsin Commission).

     Late motions to intervene were filed by Commonwealth Edison Company; Sierra Pacific Power Company and Nevada Power Company, jointly; National Rural Electric Cooperative Association (NRECA); GEN SYS Energy (GSE); Missouri River Energy Services; the state of Michigan; and the Michigan Public Service Commission.

     WEPCO's intervention also requested clarification. The following intervenors protested ATCO's filing: Dairyland, SMMPA, Wisconsin Customer Group, WIEG, NRECA, and GSE. The Upper Peninsula TDUs and WPS protested the filing and requested a hearing. The Wisconsin Customer Group requested summary disposition.

     On September 1, 2000, WP&L and South Beloit jointly filed an answer to the protests. On September 5, 2000, MG&E, WPPI, and ATCO filed answers to the protests. On September 13, 2000, WPS filed an answer to ATCO's answer. On


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September 18, 2000, Dairyland filed an answer to WP&L and South Beloit's answer.
On September 20, 2000, Upper Peninsula TDUs filed an answer to ATCO's answer. On October 2, 2000, ATCO filed an answer to Upper Peninsula TDU's answer.

     On December 7, 2000, Upper Peninsula TDUs submitted a Motion to Lodge a market power report.

Discussion

     Procedural Matters

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (2000), the timely, unopposed motions to intervene serve to make the filers of those motions parties to the proceeding. Given the early stage of the proceeding and the absence of undue prejudice or delay, as well as their interests, we find good cause to grant the untimely, unopposed motions to intervene. Although the Commission's Rules of Practice and Procedure normally do not permit answers to protests or answers,7 given the complex nature of the proceeding, and given that the answers help in clarifying certain issues, we will accept the answers.


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7    18 C.F.R.ss.385.213(a)(2) (2000).


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     Substantive Matters

I. ATCO's Open Access Transmission Service

     ATCO will provide transmission service and ancillary services under its own OATT, which has been filed in the instant docket. During the period between ATCO's commencement of service and the date the Midwest ISO begins operations, ATCO will administer its own tariff. ATCO's OATT is closely modeled after the Midwest ISO's OATT, with changes made to accommodate operational differences between ATCO and Midwest ISO. Key features of ATCO's OATT are: transmission service will be provided over ATCO's combined transmission facilities under one tariff; transmission customers will no longer pay pancaked rates; ATCO will have the unilateral right to propose changes in tariff terms and conditions; available transmission capacity will be calculated on a system-wide basis; ATCO will have no merchant function and its members will own no transmission facilities; transmission data will be kept separate from the distribution and generation functions of the existing transmission owners; and former transmission owners will be network customers under ATCO's OATT. Intervenors have protested several aspects of ATCO's OATT.


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     1. Pre-Existing Load Growth Rights

     WEPCO argues that the right of current transmission providers to reserve transmission capacity to meet forecasted load growth should be preserved. WEPCO asserts that native load and network customers pay for both current uses and anticipated future uses and that the Commission has recognized this fact. WEPCO also, however, has relayed that the members of ATCO, including WEPCO, have agreed to defer the resolution of this issue. (The answers of MG&E and WPPI also agree with deferral of this issue.) Accordingly, we will not consider this issue at this time.

     2. Non-Discriminatory Standard vs. Comparability Standard

In recognition of the fact that ATCO will not have any native load or generation of its own, ATCO proposes to remove all OATT references to comparability. Instead, ATCO argues, the OATT should provide that transmission will be provided on a non-discriminatory basis.

     WEPCO asserts that a non-discriminatory standard, by itself, may not be sufficient. As an example, WEPCO observes that if ATCO fails to adequately plan for the reliability of its transmission system, a non-discriminatory standard by itself would not protect transmission customers from uniformly poor service.


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WEPCO suggests that the Commission should consider including some stronger performance standard, such as a "Good Utility Practice" standard.

     ATCO answers that it is already under an obligation to comply with good utility practice under (1) the terms of the OATT, (2) other proposed agreements being developed, and (3) state law. Thus, according to ATCO, no new language is necessary to address WEPCO's concern.

     We find ATCO's reasoning that it is already required to comply with good utility practice sound. Accordingly, we will accept ATCO's non-discriminatory standard without further modification.

     3. Reciprocity

     ATCO has adopted the reciprocity provision contained in the Midwest ISO's OATT, with one exception. ATCO proposes to extend the reciprocity provision to include all "other transmission customers" of ATCO and not just the contributing transmission owners.8


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8    See ATCO OATT at Original Sheet No. 25, Section 6: "A Transmission
Customer receiving transmission service under this Tariff agrees to provide comparable transmission service . . . to the Transmission Provider's other
Transmission Customers . . . ."


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     Dairyland states that ATCO has modified the reciprocity provision in a manner that is unreasonable, is beyond the scope of the Commission's authority, and should be rejected. Dairyland argues that, in Order No. 888, the Commission included a reciprocity provision which was premised upon the principle that public utilities offering open access transmission service to non-public utilities should be entitled to obtain the same non-discriminatory access in return. Dairyland claims the reciprocal service required was limited only to the public utility from which the non-public utility takes open access service.

     NRECA also argues that ATCO's proposal to expand the established reciprocity provision should be rejected. NRECA states that the Commission has determined that reciprocal service is limited to the transmission provider and has denied requests to expand the reciprocity provision. NRECA also points out that the D.C. Circuit Court of Appeals recently affirmed the reciprocity provisions adopted by the Commission in Order No. 888. NRECA further states that ATCO has neither demonstrated nor asserted that its revision is either consistent with or superior to the pro forma tariff, nor provided any meaningful explanation for the proposed revision.


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


     ATCO answers that it is proposing the change from the Midwest ISO OATT because, as written, it is not applicable to a transmission provider that is a single-purpose transmission company that will not use other transmission systems for its own use. ATCO contends that it is unfair to those transmission owners who are contributing facilities not to continue to benefit from reciprocity rights they had before transferring their transmission assets to ATCO. ATCO adds that, in fairness to all of its customers, it did not propose language that would limit the provision to only those customers who contribute facilities.

     The proposed change to the reciprocity provision to expand its reach to include all transmission customers of ATCO, not just those customers who have contributed facilities to ATCO, is inconsistent with Commission rulings in Order No. 888,9 which limit the reach of the reciprocity provision.10 Accordingly, ATCO's proposed revision is rejected.


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9    See Promoting Wholesale Competition Through Open Access
Non-discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (1996), FERC Stats. & Regs. P31,036 at 31,760-62 (1996), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs. P31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC P61,248 (1997), order on reh'g, Order No. 888-C, 82 FERC P61,046 (1998).

10   The Commission's approach was recently affirmed. See Transmission Access
Policy Study Group v. FERC, 225 F.3d 667, --- (slip op.. at 37-38) (D.C. Cir.
2000).


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     4. Capacity Benefit Margin and Transmission Reliability Margin

WEPCO notes that ATCO has yet to determine the appropriate methodologies for calculating both the Capacity Benefit Margin (CBM) and the Transmission Reliability Margin (TRM). WEPCO states that it wishes to reserve its right to comment on the CBM and TRM methodologies once they are developed by ATCO.

     We find that nothing in this order will interfere with WEPCO's right to comment on ATCO's CBM and TRM methodologies once they are developed.

     5. Control Area Operations

     ATCO indicates that it will not immediately be capable of taking on all of the control area operations currently being performed by utilities contributing facilities to ATCO. Accordingly, ATCO proposes to be a North American Electric Reliability Council (NERC) control area consisting initially of several sub-regional control areas. In other words, contributing utilities who operated control areas prior to the formation of ATCO will continue to operate the same control areas as sub-regional control areas within ATCO. The initial


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sub-regional control areas will be the current MG&E, WEPCO (including Edison
Sault), WP&L (including South Beloit), and WPS control areas. These sub-regional control area operators will balance loads and resources within their respective areas while ATCO will calculate an aggregate net Area Control Error (ACE) value for all network customers. ATCO also proposes to allow network customers who are not also control area operators to maintain subordinate load balancing areas within one or more of the sub-regional control areas.

     Intervenors who are not control area operators argue against this arrangement. The Wisconsin Customer Group argues that the sub-regional control area operators will have a competitive advantage over other market participants because of the special rights the operators enjoy. As an example, the Wisconsin Customer Group points out that the control area operator must have knowledge of all schedules and transactions, and real-time authority over market participants in order to maintain system reliability. This knowledge advantage and authority over its competitors gives the operator a competitive advantage in the Wisconsin Customer Group's opinion. The Wisconsin Customer Group also opposes the subordinate load balancing area proposal as conferring competitive advantage. Accordingly, the Wisconsin Customer Group urges the Commission to require ATCO


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to move to a single control area as soon as possible. Alternatively, if the system is too large for a single control area, the Wisconsin Customer Group argues that ATCO should be the operator of all of its sub-regional control areas and should abandon the proposal for subordinate load balancing areas.

     ATCO answers that it has merely filed an OATT and whether or not it operates a control area is not relevant to the justness and reasonableness of its proposed rates. ATCO also states that the Commission should not require it to operate as a single control area from the start of operations because: (1) it will not be physically possible; (2) there is no incremental increase in competitive advantage due to the formation of ATCO since the same entities will operate the same control areas after formation of ATCO as they operated before;
(3) even after the time that ATCO is able to operate the entire system as a single control area, ATCO could not deny any entity connected to ATCO's system the right to operate its own control area if that entity qualifies under NERC and regional reliability rules; (4) the Commission addressed and rejected similar arguments in the Midwest ISO proceeding; and (5) the requirement of Order No. 2000 that all regional entities create a real-time energy balancing market will address this concern in some way.


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     Control area issues are not relevant to what is presently before us, i.e., whether ATCO's OATT is consistent with or superior to our pro forma tariff. Thus, we need not address the intervenors' arguments here.11

     6. Requests for New Services

     Upper Peninsula TDUs assert that a contract demand network rate should be made available. Upper Peninsula TDUs argue that this type of transmission service is important to transmission dependent entities because, in areas like the Upper Peninsula where transmission is inadequate, network transmission service offers the highest assurance of reliable availability. Additionally, Upper Peninsula TDUs note that some of their members have or may install local generation or may have deliveries of purchased power that is not transmitted over ATCO facilities. Thus, according to Upper Peninsula TDUs, those systems would want to obtain power from outside sources for integration. Upper Peninsula


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11   NERC is in the process of examining the various discrete functions that are currently performed by control area operators in an effort to identify and separate those functions that have commercial consequences from those functions related to maintaining the security of the system. We encourage NERC to expedite its efforts in this area and to develop and propose solutions that may be applied more broadly throughout the industry.


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TDUs argue that point-to-point service is not an adequate substitute. Upper
Peninsula TDUs assert that a purpose of ATCO is to permit greater integration of power from market sources within the ATCO transmission area or beyond.

     WEPCO states that ATCO should revise its OATT to include next hour market service (NHM Service), which is a new type of point-to-point service developed since the Midwest ISO's OATT was conditionally approved. The NHM Service enables customers to reserve for a one hour duration when a request is made no more than 60 minutes prior to the commencement of service. WEPCO points out that this type of service is beneficial for both the transmission customer and provider because it provides additional options to foster opportunity sales that may develop during the day. WEPCO strongly encourages ATCO to keep pace with the rapidly changing industry by including this service in its OATT.

     ATCO replies that, as a single-purpose transmission company, it is committed to being responsive to its customers when considering all requests and suggestions for new services. However, ATCO states that at this time, it must concentrate on providing existing pro forma tariff services for the near future while also focusing on the start of operations and system reliability. ATCO further states that it will work with its customers and coordinate with the


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Midwest ISO, where necessary, to meet customers' needs in developing new services where appropriate for the system as a whole.

     While various new types of service may be attractive to some of ATCO's customers, we find that ATCO's OATT, as proposed, is consistent with or superior to the pro forma tariff. Accordingly, we will not require ATCO to provide new types of service at this time.

     7. Alliant Split

     ATCO states that its single-system tariff, which combines the facilities of several utilities, will provide significant benefits to transmission users, such as the elimination of rate pancaking among member systems and the provision of one-stop shopping for transmission services, ancillary services and wholesale distribution service for multiple systems. WP&L, an ATCO member, is a public utility subsidiary of Alliant Energy Corporation (Alliant Energy). Alliant Energy has split its system into two areas, Alliant-West and Alliant-East, and transferred only the transmission facilities of Alliant-East to ATCO. (As stated above, WP&L (Alliant-East) has received Commission authorization to transfer the Alliant-East transmission facilities to ATCO.)


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     Dairyland states that ATCO does not explain that a new rate pancake will be created as a result of the splitting of the Alliant Energy transmission system, even as ATCO claims that a major benefit of its single system tariff is the elimination of rate pancaking. Dairyland contends that customers utilizing the Alliant Energy system will be required to "shop" in two places, ATCO and Alliant-West (the non-ATCO portion of the Alliant Energy system). Dairyland notes that it protested WP&L's authorization to transfer its facilities to ATCO; however, the Commission decided that Dairyland's request to evaluate the Alliant Energy system split was beyond the scope of that docket.

     SMMPA states that it is a network transmission customer of Alliant Energy. SMMPA states that it does not object to the concept of ATCO, but is affected by Alliant Energy's decision to limit its participation by transferring only those facilities designated as Alliant-East. SMMPA states that it has been informed that as a consequence of Alliant Energy's chosen method of joining ATCO, Alliant Energy intends to raise the transmission price paid by SMMPA on the Alliant-West system. As a result of Alliant Energy's decision to split its system and change pricing, SMMPA contends that its access to the transmission grid will decrease while the costs it faces will increase. Additionally, if SMMPA is able to


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utilize transmission for purchases from or sales to Wisconsin, there will be an additional pancake. SMMPA states that it is not clear if this is the docket in which to resolve its objections; however, this docket is the basis for the Alliant Energy decision to which SMMPA objects.

     GSE also protests the fact that the implementation of the ATCO OATT, as proposed, will split the Alliant Energy transmission system. GSE adopts and incorporates by reference the protests filed by Dairyland and SMMPA.

     ATCO answers that, in order for Alliant Energy to charge a different rate for customers of the Alliant-West system, Alliant Energy would have to make an FPA section 205 filing with the Commission. ATCO argues that intervenors can address the issue of higher costs at that time.12 Regarding the pancaking issue, ATCO states that SMMPA acknowledges that once the Midwest ISO is operational, the pancaking issue between Alliant-East and Alliant-West will disappear. ATCO also notes that SMMPA has not alleged that it or any customer will actually pay such a pancaked rate.

     We find that consideration of the Alliant Energy system split is not appropriate in this docket. This docket involves ATCO's proposed OATT only, not


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12   Alliant Energy's revised OATT reflecting the Alliant Energy system split is pending in Docket No. ER01-312-000.


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the reasonableness of rates charged under other OATTs outside of ATCO's control.
We also note that, with respect to existing transmission arrangements, WP&L will abide by commitments previously made by Alliant Energy.13

     8. Clarifications Regarding Operations

     ATCO's OATT proposal includes a newly defined term, "Distribution Utility," not present in the original pro forma tariff or in the Midwest ISO OATT. WEPCO requests clarification as to the rights and obligations of "Distribution Utilities" as defined in ATCO's OATT. ATCO responds that such rights and obligations will be covered in the Distribution Utility Wholesale Distribution Service Agreements (Schedule 11 of the ATCO OATT). WEPCO also requests clarification as to the obligations of various entities to provide ancillary services. ATCO responds that such obligations will be more specifically set forth in generator interconnection agreements and the System Operating Agreement; both of which are being developed by the member systems (including WEPCO) and will be filed with the Commission prior to the start of ATCO's operations.

     Starting on November 2, 2000, ATCO began filing these subsidiary agreements. The matters raised by intervenors here are more appropriately considered in the respective dockets involving the subsidiary agreements.


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13   See WP&L, 90 FERC at 62,148-49.


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     9. Ancillary Service Penalties

     ATCO is statutorily prohibited from owning generation. Accordingly, to fulfill its supplier of last resort responsibilities, ATCO will have to contract with existing generators, including the sub-regional control area operators, for generation-related ancillary services. Assuming the transmission customer does not choose to self-supply or to contract directly with generators for these ancillary services, costs incurred by ATCO under these generators' ancillary service tariffs will then be passed through ATCO's OATT to the transmission customer. WEPCO notes that the ATCO OATT adopts the ancillary service penalty provisions of the Midwest ISO OATT. Consistent with these adopted procedures, ATCO will impose a penalty of 200% of the relevant control area's applicable ancillary service charge on all unauthorized use of ancillary services. WEPCO requests that the phrase "relevant control area" be replaced with the phrase "relevant control area or generation source providing the service."

     We agree with WEPCO that the penalty should be based on the ancillary service charge of the generator providing the service, whether that generator is


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the relevant control area operator or not. Therefore, we direct ATCO to modify its OATT to reflect this clarification.

     WEPCO also takes issue with the fact that ATCO will use the entire amount of the penalties collected (over cost) to reduce its Annual Transmission Revenue Requirement, rather than distributing this net income to the sub-regional control area operator or generator which supplied the ancillary service. ATCO responds that WEPCO's request should be rejected for three reasons: (1) these revenues are expected to be minimal; (2) this issue is temporary since these provisions will be superseded by the penalty provisions of the Midwest ISO OATT, once the Midwest ISO is operational;14 and (3) ATCO's proposal benefits all transmission customers by reducing the revenue requirement.

     We find ATCO's proposal to be a reasonable method of dealing with net penalty revenues. Generators that provide ancillary services will have their costs fully reimbursed. Furthermore, power from these generators must flow on ATCO's transmission system since a generator must be located on ATCO's system in


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14   ATCO notes that the Midwest ISO OATT currently provides that Ancillary
Services penalties will be collected by the Midwest ISO and used to reduce the Midwest ISO's annual costs. ATCO states that it has not changed this portion of the Midwest ISO OATT.


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order to provide generation-related ancillary services to the system.
Accordingly, these generators will receive a benefit through the reduced ATCO transmission revenue requirement, either directly or indirectly depending on whether the generator or its power purchaser contracts with ATCO for transmission service.

     10. Additional Modifications to the OATT

     Various parties request certain additional modifications to ATCO's OATT, e.g., correcting typographical errors and adding NERC tagging requirements. To the extent that ATCO has already agreed to make certain requested modifications (and has provided substitute tariff sheets reflecting the modifications), we will accept these modifications without further discussion.

     11. Buy-in Provisions for Entities Outside of Wisconsin

     As noted earlier, Act 9 allows certain non-transmission-owning entities within Wisconsin to become members of ATCO by contributing cash. While Act 9 does not prohibit ATCO from extending the same treatment to similarly situated entities outside Wisconsin, Act 9 does not require such treatment either. ATCO does not propose to extend this opportunity to non-transmission-owning entities outside of Wisconsin.


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


     Upper Peninsula TDUs assert that they should be permitted to contribute cash in return for an ownership interest in ATCO, just like similarly situated Wisconsin entities such as WPPI. ATCO responds that such non-Wisconsin entities should have to wait for a public stock offering since allowing them to buy in at book value would dilute the value of the transmission assets contributed by other owners. This, ATCO argues, would discourage transmission owners from joining ATCO.

     First, Wisconsin's Act 9 was enacted by the Wisconsin legislature as a step toward meeting the reliability and competitive needs of the State of Wisconsin. Act 9 allows Wisconsin energy holding companies to increase their non-utility investments if they contribute their transmission facilities to a transmission company (i.e., ATCO). Act 9 also allows certain other Wisconsin entities, such as WPPI, to participate by contributing cash. Second, we note that, while ATCO will begin as an affiliated transmission company wholly owned by its initial members, ATCO has stated that it will have the ability to evolve into a publicly owned transmission company through future sales of stock. When such sales begin, Upper Peninsula TDUs will be able to invest cash and become part-owners of ATCO.


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     12. Conclusion

     With the above clarifications and modifications we find that ATCO's OATT is consistent with or superior to the Commission's pro forma tariff. Accordingly, it is accepted, subject to the above modifications, effective on the date the associated rates become effective.

II. Rate Treatments

     ATCO's proposed OATT adopts the Midwest ISO's formula rate which uses the prior year's FERC Form No. 1 data to calculate the rate.15 ATCO proposes to include year-end net plant investment in the rate base in lieu of using a traditional average of 13 monthly plant balances. ATCO also proposes to increase this component of the formula by adding to the Form No. 1 year-end net plant investment the transmission plant additions that are expected to be in service at the end of the then-current year. ATCO explains that it plans to construct a great deal of new transmission plant over the next several years,16 and that this so called "Capital Expansion Adder" will help to raise the large amount of


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15   The FERC Form No. 1 is an electric utility's annual report providing detailed financial and operating data. The Form No. 1 containing data from the previous calendar year is due to the Commission on or before April 30th of the current year.

16   $80-$90 million over the first three years as compared with ATCO's starting capitalization of approximately $400 million.


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capital that ATCO will need. ATCO states that at the end of each year it will true-up the difference between projected plant additions and actual plant additions. ATCO also proposes a depreciation rate of 3.3%, for new plant placed into service on or after 2001, based on an asset life of 30 years (rather than the generally accepted 35-40 years). ATCO asserts that this approach is consistent with Order No. 2000, which stated that the Commission would make a distinction between new and existing facilities when considering proposed depreciation rates so as to remove disincentives for construction of new facilities.

     Finally, ATCO proposes a return on equity (ROE) of 12.2%. ATCO provides testimony and exhibits to support its conclusion that 12.2% lies within a zone of reasonableness for ATCO based on any one or more of the following analyses:
(1) a constant growth DCF analysis applied to the entire electric industry; (2) a constant growth DCF analysis applied to all single-A rated electric utilities;
(3) a two-stage DCF analysis applied to the entire gas pipeline industry; and
(4) a constant growth DCF analysis applied to the entire S&P 500. In addition, ATCO states that a consideration in evaluating its proposed ROE is the


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importance of providing an adequate rate of return on equity in achieving the independence envisioned in Order No. 2000.17

     Numerous intervenors have challenged these rate proposals and two have asked for an evidentiary hearing. Intervenors request that the "Capital Expansion Adder" be rejected because it would force ratepayers to pay a return on the capital invested in plant or property before the plant or property is "used and useful" to the utility's customers. Further, the Wisconsin Customer Group states that the proposed "Capital Expansion Adder" does not meet the Commission's requirements regarding construction work in progress (CWIP). Intervenors also note that the weighted average of the depreciation rates used by the utilities that are contributing transmission assets to ATCO is 2.49%. They argue that an increase in the depreciation rate to 3.3% is not supported by any study and cannot be justified. Further, several intervenors argue that the level of the proposed ROE is excessive in today's environment and that the low level of risk involved with operating transmission facilities can only justify a lower ROE. They also state that, since ATCO will join the Midwest ISO, it is appropriate for ATCO to have the same ROE as the Midwest ISO which, under a stipulation entered into by the parties to the Midwest ISO proceedings, cannot exceed 11.5%. Finally, intervenors also raise other miscellaneous cost of


------------------------
17   See Testimony of Dr. William E. Avera, Exhibit ATC-11 at 21.


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


service issues such as: estimating operation and maintenance costs; research and development costs; cash working capital; and phasing in ATCO's rates.

     In Order No. 2000, the Commission expressed its willingness in the context of approved RTOs to consider innovative rate treatments to spur the construction of new transmission facilities. The Commission stated, for example, that it would be open to, among other things, accelerated depreciation for new transmission facilities.18 We encourage ATCO's goal of expanding its transmission facilities to provide adequate and reliable transmission service. However, ATCO's rate proposal amounts to a request for the innovative rates that we have indicated we would consider in an RTO context. ATCO, however, seeks such rates prior to joining an approved RTO.19 Accordingly, the Commission will


------------------------
18   See Order No. 2000, FERC Stats. & Regs. at 31,194.

19   See e.g., International Transmission Company, 92 FERC P61,276 (2000).
(The Commission authorized an effective date for innovative rate treatments in advance of RTO commencement; however, rate recovery is contingent on, among other things, participation in a Commission-approved RTO by a date certain.) In addition, while ATCO does not propose to do so at this time (see Application at 4, n.13), if ATCO later decides to attempt to qualify as an Appendix I participant in the Midwest ISO (i.e.- a participant who shares certain RTO responsibilities with the Midwest ISO), it would also have to meet the requirements of Commonwealth Edison Company, 90 FERC P61,192, reh'g denied, 91 FERC P61,178 (2000).


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


reject ATCO's innovative rate proposal, without prejudice to ATCO's submitting a new FPA section 205 rate filing.20

     Regarding ATCO's proposal involving ROE, it would not be appropriate to rule on just one component of ATCO's rate proposal in isolation. Our decision is without prejudice to ATCO's resubmitting this ROE proposal and supporting information in its revised rate filing.21

The Commission orders:

     (A) With the above clarifications and modifications, we find that ATCO's OATT is consistent with or superior to the Commission's pro forma tariff, and subject to the above clarifications and modifications it is accepted effective on the date the associated rates become effective.


------------------------
20   ATCO may, at that time, wish to file fully developed Period I and II costs of service under Part 35 of the Commission's regulations. See 18 C.F.R. ss. 35 (2000). Also, contrary to the Wisconsin Customer Group's assertions, ATCO may seek rate base treatment for up to 50% of its test-year non-pollution control/non-fuel conversion CWIP, as long as it meets the requirements set forth in sections 35.13(h)(33) and 35.25 of the Commission's regulations. See 18 C.F.R. ss.ss. 35.13(h)(33) and 35.25 (2000).

21   However, as noted, ATCO's witness Dr. Avera, suggests that the ROE should be evaluated in the context of Order No. 2000. This suggestion is rejected since ATCO does not seek to qualify as an RTO.


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


     (B) As discussed above, we reject ATCO's rate proposal without prejudice to ATCO's submitting a new FPA section 205 rate filing.

By the Commission. Commissioner Massey concurred with a separate statement attached.

APPENDIX:

     UNITED STATES OF AMERICA


     FEDERAL ENERGY REGULATORY COMMISSION


American Transmission Company LLC


     Docket No. ER00-3316-000


(Issued December 14, 2000)


MASSEY, Commissioner, concurring:

     I agree with the decisions reached in today's order but I write separately to express my continued strong disagreement with the Commission's earlier


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


decision in International Transmission Company 22 that is referenced in today's order at footnote 19.

     In the International Transmission Company order, the Commission unfortunately accepted ITC's request for innovative rate treatments that the Commission had said would be considered only for a Regional Transmission Organization,23 in the context of a specific RTO proposal,24 and based on an evaluation of the efficiency and reliability effects of the innovative rate proposal.25 ITC's proposal satisfied none of these rather clear conditions, and I therefore dissented from the ITC order.

     The straightforward theory of our RTO rule is that the societal benefits that flow from RTOs, may in some circumstances, justify higher transmission rates that are shown to be just and reasonable. Thus, innovative rate treatments, if any, should be put in effect only when society realizes the benefits of a particular RTO.


------------------------
22   International Transmission Company, 92 FERC P61, 276 (2000).

23   18 C.F.R.ss. 35.34(e) (2000).

24   18 C.F.R.ss. 35.34(e)(1) (iii) (2000).

25   8 C.F.R.ss.35.34(e)(1) (i) (2000), and Regional Transmission
Organizations, Order No. 2000-A, FERC Stats. & Regs P31,092 (2000) at 31,389.


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


     For these reasons, I want to clarify that my support for today's order does not mean that I would acquiesce in granting innovative rate treatments to ATCO, or any entity, that are not reasonably justified and proposed in the context of a specific, approved RTO.

     Therefore, I concur with today's order.



     ----------------------------------
     William L. Massey


     Commissioner


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